FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	News Release, Forecast for Consolidated Results for the Six Months Ended September 30, 2005, which was filed with the Tokyo Stock Exchange on November 4, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 4, 2005	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

November 4, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and Chief Financial Officer

Tel: +81-3-5220-0573

News Release: Forecast for Consolidated Result

For the Six Months Ended September 30, 2005

Konami Corporation hereby announces our forecast for consolidated results in accordance with U.S. GAAP for the six months ended September 30, 2005.

In our Computer & Video Games business, our popular soccer and baseball games recorded strong sales, and in our Toy & Hobby business, Yu-Gi-Oh! card game sales increased substantially from the previous year, contributing to the performance of our Digital Entertainment Business Segment.

In April, we dissolved our capital relationship with Takara Co., Ltd., and declared 6,900 million yen of gain on sales of shares of Takara. As a result, our income before income taxes increased despite the decrease in operating income.

As a result, we forecast our consolidated results for the six months ended September 30, 2005, to be as shown above.

As for the six months ended March 31, 2006, we plan to unveil new arcade game machines and are aiming for strong sales of our Casino Management System. We have not made any changes to our forecast for the fiscal year ending March 31, 2006.

(Millions of yen)

	Net revenues	Operating income	Income before income taxes	Net income
Six months ended September 30, 2005	111,900	7,500	14,300	7,000
Six months ended September 30, 2004	114,009	11,851	11,586	1,626
Increase (decrease)	(1.8)%	(36.7)%	(23.4)%	330.5%

<For reference>

Fiscal year ended March 31, 2006

(Millions of yen)

Net revenues	Operating income	Income before income taxes	Net income
270,000	28,500	34,000	1,800

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.